UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2013

PEARSON plc
(Exact name of registrant as specified in its charter)

N/A

(Translation of registrant's name into English)

80 Strand
London, England WC2R 0RL
 44-20-7010-2000
(Address of principal executive office)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X                                                Form 40-F

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes                                              No X

Pearson plc - (the "Company")
Notification of Directors' Interests

Long-Term Incentive Plan ("LTIP") - 2013 Release

In 2001, the Company established the Pearson Long Term Incentive Plan (the "LTIP"). Its purpose is to link management's long-term reward with Pearson's financial performance and returns to shareholders.  The renewal of the plan was approved by shareholders at the annual general meeting in 2011.

Since 2006, the annual LTIP awards have been based around three performance measures: relative total shareholder return, return on invested capital and earnings per share growth.

Restricted Share Awards Granted in 2010

Under the terms of the LTIP, three-quarters of any shares that vest are released to participants three years after an award is granted. The remaining quarter is released two years later, providing that the executive has retained the released shares and is still employed by the Company.

The following table sets out the number of shares released to directors on 3 April 2013 under the 2010 LTIP awards. The LTIP rules require that sufficient shares are sold to discharge the PAYE income tax liability on the shares released.  The shares set out in the third column below were sold on 3 April 2013 at a price of 1143.1p per share, leaving the after-tax number of shares set out in the final column below.

Name of Director	Shares released	Shares sold to discharge tax liabilities	Shares retained
Will Ethridge	46,456	24,088	22,368
Rona Fairhead	38,714	20,132	18,582
John Fallon	46,456	24,158	22,298
Robin Freestone	38,714	20,132	18,582
John Makinson	38,714	20,132	18,582

Interests of the Directors

As a result of the above transactions, the executive directors are interested in the following shares (excluding shares to which they are notionally entitled or may become entitled, subject to the satisfaction of any relevant conditions, under the Company's employee share plans):

Name of Director	Number of shares	% of Capital
Will Ethridge	556,681	0.06810%
Rona Fairhead	477,384	0.05840%
John Fallon	255,469	0.03125%
Robin Freestone	445,676	0.05452%
John Makinson	547,075	0.06692%

PEARSON plc

Date: 04 April 2013

By: /s/ STEPHEN JONES

-----------------------
Stephen Jones
Deputy Secretary